UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Compañía de Minas Buenaventura S.A.A. (Buenaventura Mining Company Inc.)

(Name of Issuer)

ADSs, each representing one common share, nominal (par) value of ten Peruvian Soles per share

(Title of Class of Securities)

204448104**

(CUSIP Number)

Legal Vice President

Av. Apoquindo 4001, Piso 18

Las Condes, Santiago, Chile 7550162

(+ 56 2 2798 7000)

With copies to:

Cleary Gottlieb Steen & Hamilton LLP

Attention: Jeffrey Lewis and Michael Dayan

One Liberty Plaza, New York NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the American Depositary Shares (as defined herein).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 204448104	Page 2 of 22

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Antofagasta plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 3 of 22

1	NAME OF REPORTING PERSON S.S or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Andean LFMA Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARE ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 204448104	Page 4 of 22

1	NAMES OF REPORTING PERSONS Metalinvest Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 5 of 22

1	NAMES OF REPORTING PERSONS Kupferberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 6 of 22

1	NAMES OF REPORTING PERSONS Aureberg Establishment
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 7 of 22

1	NAMES OF REPORTING PERSONS E. Abaroa Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 8 of 22

1	NAMES OF REPORTING PERSONS Severe Studere Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 204448104	Page 9 of 22

1	NAMES OF REPORTING PERSONS Jean-Paul Luksic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,058,225
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,058,225

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,058,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 204448104	Page 10 of 22

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the American Depositary Shares (“ADSs”), each representing one common share, nominal (par) value of ten Peruvian Soles per share (the “Common Shares”), of Compañía De Minas Buenaventura S.A.A. (Buenaventura Mining Company, Inc.), a sociedad anónima abierta (publicly held corporation) incorporated under the laws of the Republic of Peru (the “Issuer”). The principal executive offices of the Issuer are located at Las Begonias 415 Floor 19, San Isidro, Lima 27, Peru. References to Common Shares herein include ADSs, where applicable.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed jointly, pursuant to Rule 13d-1(k) under the Act, by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

i.

Antofagasta plc, a public limited company incorporated under the laws of England (“Antofagasta”), whose main purpose is to hold shares of various companies that directly or indirectly engage in mining and transport businesses. Antofagasta’s principal business address is 103 Mount Street, London, United Kingdom, W1K 2TJ.

ii.

Andean LFMA Investment Limited, a private limited company incorporated under the laws of England (“Andean”), whose main purpose is to hold investments in subsidiaries of the Antofagasta plc group. Andean’s principal business address is 103 Mount Street, London, United Kingdom, W1K 2TJ.

iii.

Metalinvest Establishment (“Metalinvest”), an establishment organized under the laws of the Principality of Liechtenstein (“Liechtenstein”), is a holding entity whose main purpose is to hold shares of Antofagasta. Metalinvest’s principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein.

iv.

Kupferberg Establishment, an establishment organized under the laws of Liechtenstein (“Kupferberg”), is a holding entity whose main purpose is to hold shares of Antofagasta and various other companies. Kupferberg’s principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein.

v.

Aureberg Establishment, an establishment organized under the laws of Liechtenstein (“Aureberg”), is a holding entity whose main purpose is to hold shares of Antofagasta. Aureberg’s principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein.

vi.

E. Abaroa Foundation, a foundation organized under the laws of Liechtenstein, is a foundation a foundation whose main investment is an indirect shareholding in Antofagasta. E. Abaroa Foundation’s principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein.

vii.

Severe Studere Foundation, a foundation organized under the laws of Liechtenstein, is a foundation whose main investment is an indirect shareholding in Antofagasta. Severe Studere Foundation’s principal business address is Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein.

viii.

Jean-Paul Luksic, a Chilean citizen, has his principal business address at 103 Mount Street London, United Kingdom, W1K 2TJ. Mr. Jean-Paul Luksic is the Non-Executive Chairman of Antofagasta plc and director of various companies.

Andean, a wholly owned subsidiary of Antofagasta, directly beneficially owns the Common Shares reported herein. Metalinvest is the immediate parent company of Antofagasta. Metalinvest holds approximately 50.72% of Antofagasta’s ordinary shares and 94.12% of Antofagasta’s preference shares. Kupferberg holds approximately 9.94% of Antofagasta’s ordinary shares. Metalinvest and Kupferberg are both controlled by E. Abaroa Foundation, in which members of the Luksic family are interested. Aureberg holds approximately 4.26% of Antofagasta’s ordinary shares. Aureberg is controlled by Severe Studere Foundation, which is controlled by Mr. Jean-Paul Luksic. As such, each of the Reporting Persons may be deemed to beneficially own the Common Shares held by Andean within the meaning of Rule 13d-3 under the Act. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares held by Andean except to the extent of their pecuniary interest therein. As applicable, the name, business address and present principal occupation or employment of each director, executive officer or controlling person of the Reporting Persons is listed on Schedules 1-7 hereto.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 204448104	Page 11 of 22

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the CSP Transaction (as defined in Item 6 below) between Andean and a financial institution (“Dealer”), Dealer is obligated to deliver to Andean 30,000,000 (subject to reduction in the case of an early termination) ADSs for a purchase price to be determined over the term of the CSP Transaction. Pursuant to the CSP Transaction, Andean prepaid the maximum purchase price for the ADSs and certain non-refundable fees with working capital. Once the aggregate purchase price is known, Dealer will pay Andean an amount equal to the amount, if any, by which the Prepayment Amount (as defined in Item 6 below) exceeds the aggregate purchase price.

Item 4.	Purpose of the Transaction

The information set forth or incorporated by reference in Item 6 is incorporated by reference in its entirety into this Item 4.

On December 12, 2023, representatives of the Reporting Persons informed the Issuer of their investment in the Issuer, and on that day and the following days the Reporting Persons and the Issuer discussed a proposal by the Reporting Persons to develop a framework of collaboration for the benefit of the Issuer and its stakeholders, including with respect to strategic, operational and financial matters, including a proposal for Antofagasta to be represented on the board of directors of the Issuer (the “Board”). The Reporting Persons and the Issuer have not reached agreement on these matters as of the date of this filing.

The Reporting Persons may continue to discuss the foregoing matters and/or consider and/or develop other plans and/or make other proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer’s business, operations, management, governance, organizational documents, size and composition of the Board and the election, term and replacement of members of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans, as well as potential financings, business combinations, strategic alternatives and other matters concerning the Issuer. The Reporting Persons may communicate with the Board and members of the Issuer’s management team or other stakeholders or third parties regarding the foregoing. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4 at any time. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such actions or transactions.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules 1-7 hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of or replacing directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5.	Interests in Securities of the Issuer

(a)-(b) See pages 2-9 of this Schedule 13D for the aggregate number and percentage of Common Shares beneficially owned by each Reporting Person, the number of Common Shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 48,058,225 Common Shares represented by ADSs. Of the Common Shares beneficially owned, (i) 18,058,225 Common Shares, representing approximately 7.1% of the Issuer’s outstanding shares are held by Andean on the date hereof, and (ii) 30,000,000 Common Shares, represented by 30,000,000 ADSs underlying the CSP Transaction, representing approximately 11.8% of the Issuer’s outstanding shares, may be delivered to Andean subject to the completion of the CSP Transaction and potential reduction as a result of an early termination as described in Item 6 below. All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 253,715,190 Common Shares outstanding as of March 31, 2023 as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2022.

CUSIP No. 204448104	Page 12 of 22

(c) The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. On December 5, 2023, Andean acquired 5,626,181 Common Shares represented by ADSs in the open market at a weighted average price per ADS of $9.2832, with a range of prices per ADS from $8.9391 to $9.3000.

Other than as described above, none of the Reporting Persons have effected any transactions in the Issuer’s Common Shares or ADSs during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Andean entered into a contingent share purchase transaction (the “CSP Transaction”) with Dealer, obligating Dealer to deliver to Andean 30,000,000 ADSs (subject to reduction in the case of an early termination). In consideration, Andean agreed to pay the Dealer (1) the average price for the ADSs determined over the term of the CSP Transaction, subject to an agreed maximum cap price and an agreed minimum floor price (the “Average Purchase Price”), and (2) certain non-refundable fees. Andean prepaid to Dealer the maximum cap price for the ADSs (the “Prepayment Amount”) and the non-refundable fees. The term of the CSP Transaction over which the Average Purchase Price is determined may be truncated at Dealer’s discretion.

Dealer’s obligation to deliver (and Andean’s right to acquire) the ADSs under the CSP Transaction was subject to a contingency outside the control of the parties until December 7, 2023. If the contingency was not satisfied, Dealer would have been obligated only to pay to Andean an amount equal to the Prepayment Amount and would not have been obligated to deliver (nor would Andean have had any right to acquire) any ADSs under the CSP Transaction.

Following completion of the term of the CSP Transaction (whether at scheduled final maturity or upon acceleration of maturity at Dealer’s discretion), Dealer will be obligated to (i) deliver 30,000,000 ADSs to Andean and (ii) to the extent the Prepayment Amount exceeds the Average Purchase Price, pay to Andean an amount equal to any such excess.

If the CSP Transaction terminates early due to certain specified events, Dealer will instead be obligated to deliver a pro-rated number of the 30,000,000 ADSs, determined based on the percentage of the scheduled CSP Transaction term then elapsed and, in that case, Dealer will be obligated to pay to Andean an amount equal to the excess of the Prepayment Amount over the product of the number of ADSs delivered and the Average Purchase Price calculated through the date of early termination.

The foregoing description of the CSP Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the CSP Transaction master confirmation, which is filed as Exhibit 2 hereto and incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer among any of the Reporting Persons and any other person or entity.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement

2.	Master Confirmation Re: Contingent Share Purchase Transaction, dated as of June 6, 2023, between Dealer and Andean LFMA Investment Limited.*

3.	Supplemental Confirmation to Master Confirmation Re: Contingent Share Purchase Transaction, dated as of June 6, 2023, between Dealer and Andean LFMA Investment Limited.*

*

Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

CUSIP No. 204448104	Page 13 of 22

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2023

ANTOFAGASTA PLC

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Chief Executive Officer

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Vice President of Development

ANDEAN LFMA INVESTMENT LIMITED

By:	/s/ Iván Arriagada
Name:	Iván Arriagada
Title:	Authorised Signatory

By:	/s/ Andrónico Luksic Lederer
Name:	Andrónico Luksic Lederer
Title:	Authorised Signatory

METALINVEST ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

CUSIP No. 204448104	Page 14 of 22

KUPFERBERG ESTABLISHMENT

By:	/s/ Davor Luksic Lederer
Name:	Davor Luksic Lederer
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

AUREBERG ESTABLISHMENT

By:	/s/ Dr. Thomas Müller
Name:	Dr. Thomas Müller
Title:	Director

By:	/s/ PERCURO Trust Establishment
Name:	PERCURO Trust Establishment
Title:	Director

E. ABAROA FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Johannes Burger
Name:	Dr. Johannes Burger
Title:	Member of the Foundation Council

CUSIP No. 204448104	Page 15 of 22

SEVERE STUDERE FOUNDATION

By:	/s/ Jean-Paul Luksic Fontbona
Name:	Jean-Paul Luksic Fontbona
Title:	Member of the Foundation Council

By:	/s/ Dr. Mario König
Name:	Dr. Mario König
Title:	Member of the Foundation Council

JEAN-PAUL LUKSIC FONTBONA

By:	/s/ Jean-Paul Luksic Fontbona

CUSIP No. 204448104	Page 16 of 22

Schedule 1

Directors and Executive Officers of Antofagasta plc

Board of Directors	Business Address	Principal Occupation or Employment	Citizenship

Jean-Paul Luksic	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Tony Jensen	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United States

Ramón Jara	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Juan Claro	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Andrónico Luksic Craig	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Vivianne Blanlot	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Jorge Bande	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Francisca Castro	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Michael Anglin	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United States

Eugenia Parot	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Heather Lawrence	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	United Kingdom

Executive Officers	Business Address	Title	Citizenship

Iván Arriagada	103 Mount Street, London, United Kingdom, W1K 2TJ	Chief Executive Officer	Chile

Mauricio Esteban Ortiz Jara	103 Mount Street, London, United Kingdom, W1K 2TJ	Chief Financial Officer	Chile

Andrónico Luksic L.	103 Mount Street, London, United Kingdom, W1K 2TJ	Vice President of Development	Chile

CUSIP No. 204448104	Page 17 of 22

Schedule 2

Directors and Executive Officers of Andean LFMA Investment Limited

Board of Directors	Business Address	Principal Occupation or Employment	Citizenship

Mauricio Esteban Ortiz Jara	103 Mount Street, London, United Kingdom, W1K 2TJ	Mining Executive	Chile

Rosario Orchard Vergara	103 Mount Street, London, United Kingdom, W1K 2TJ	Mining Executive	Chile

Julian Anderson	103 Mount Street, London, United Kingdom, W1K 2TJ	Mining Executive	United Kingdom

CUSIP No. 204448104	Page 18 of 22

Schedule 3

Directors of Metalinvest Establishment

Director	Business Address	Principal Occupation or Employment	Citizenship

Davor Luksic Lederer	Ilica 1a, 11th Floor, Zagreb 10000, Croatia	Non-executive Director	Chile

Percuro Trust Establishment	Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein	Licensed trust company in Liechtenstein

CUSIP No. 204448104	Page 19 of 22

Schedule 4

Directors of Kupferberg Establishment

Director	Business Address	Principal Occupation or Employment	Citizenship

Davor Luksic Lederer	Ilica 1a, 11th Floor, Zagreb 10000, Croatia	Non-executive Director	Chile

Percuro Trust Establishment	Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein	Licensed trust company in Liechtenstein

CUSIP No. 204448104	Page 20 of 22

Schedule 5

Directors of Aureberg Establishment

Director	Business Address	Principal Occupation or Employment	Citizenship

Percuro Trust Establishment	Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein	Licensed trust company in Liechtenstein

Thomas Müller	Marktgass 11 9490 Vaduz, Liechtenstein	Lawyer	Austria

CUSIP No. 204448104	Page 21 of 22

Schedule 6

Members of the Foundation Council of Severe Studere Foundation

Council Member	Business Address	Principal Occupation or Employment	Citizenship

Jean-Paul Luksic	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Ramón Jara Araya	Avenida El Golf 99, 7th Floor, Santiago Chile	Lawyer	Chile

Mario König	Heiligkreuz 6, FL-9490 Vaduz, Liechtenstein	Lawyer	Austria

Thomas Müller	Marktgass 11 9490 Vaduz, Liechtenstein	Lawyer	Austria

CUSIP No. 204448104	Page 22 of 22

Schedule 7

Members of the Foundation Council of E. Abaroa Foundation

Council Member	Business Address	Principal Occupation or Employment	Citizenship

Andrónico Luksic Craig	Enrique Foster Sur 20, 16th Floor, Las Condes, Santiago - Chile	Non-executive Director	Chile

Jean-Paul Luksic	103 Mount Street, London, United Kingdom, W1K 2TJ	Non-executive Director	Chile

Nicolas Luksic Puga	Enrique Foster Sur 20, 15th Floor, Las Condes, Santiago - Chile	Non-executive Director	Chile

Johannes Michael Burger	Heiligkreuz 6 FL-9490 Vaduz, Liechtenstein	Lawyer	Austria